

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2012

<u>Via E-mail</u>
Mr. Joseph J. DeAngelo
President and Chief Executive Officer
HD Supply, Inc.
3100 Cumberland Boulevard
Suite 1480
Atlanta, Georgia 30339

  Re: HD Supply, Inc.
    Form 10-K for Fiscal Year Ended January 29, 2012
    Filed March 23, 2012
    File No. 333-159809

Dear Mr. DeAngelo:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ William H. Thompson

       William H. Thompson
       Branch Chief